FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number

1. Telefónica – Closing of divestment process of stake in Hispasat

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

On February 21, 2012, a significant event was filed, reporting that Telefónica de Contenidos, S.A.U., a wholly-owned company by Telefónica, S.A., had reached an agreement with Abertis Telecom, S.A. to sell the stake of Hispasat S.A. owned by Telefónica de Contenidos, S.A.U.

Following the exercise of the preferential right of acquisition by the German company Eutelsat Services & Beteiligungem, GmbH, and after obtaining the necessary authorizations by the Council of Ministers on 28 December 2012, Telefónica de Contenidos, S.A.U., as of today:

- Has transferred to Abertis Telecom, SA 23,343 shares of Hispasat, S.A. for a total price, of €67,628,583.28, which has been received in cash, estimating that the capital gain will amount to approximately €68 million, and

- Has signed a contract with Eutelsat Services & Beteiligungem, GmbH for the sale of its remaining stake in Hispasat, SA, that is 19,359 shares of that entity, for a total price of €56 million, subject to approval of foreign investment, in accordance with Royal Decree 664/1999, of 23 April, on the Legal Regime of foreign investment (Régimen Jurídico de las Inversiones Exteriores).

The capital gain is estimated to amount to approximately €47 million.

Madrid, January 10th, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: January 10th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors